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                                                                      EXHIBIT 99

           CAUTIONARY FACTORS RELEVANT TO FORWARD-LOOKING INFORMATION

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION REGARDING STEMCELLS, INC. Any of the following risks could materially adversely affect our business, financial conditions or results of operation. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business operations.

      Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Consequentially, the trading price of our common stock could decline, resulting in the loss of all or part of your investment.

                          RISKS RELATED TO OUR BUSINESS

OUR FINANCIAL SITUATION IS PRECARIOUS AND, BASED ON CURRENTLY ESTIMATED OPERATING EXPENSES, OUR EXISTING CAPITAL RESOURCES MAY NOT BE SUFFICIENT TO FUND OUR OPERATIONS BEYOND 2006.

We have incurred significant operating losses and negative cash flows since inception. We have not achieved profitability and may not be able to realize sufficient revenues to achieve or sustain profitability in the future. We do not expect to be profitable in the next several years, but rather expect to incur additional operating losses. We have limited liquidity and capital resources and must obtain significant additional capital resources in order to sustain our product development efforts and for acquisition of technologies and intellectual property rights, preclinical and clinical testing of our anticipated products, pursuit of regulatory approvals, acquisition of capital equipment, laboratory and office facilities, establishment of production capabilities, general and administrative expenses and other working capital requirements. We rely on cash reserves and proceeds from equity and debt offerings, proceeds from the transfer or sale of our intellectual property rights, equipment, facilities or investments, and government grants and funding from collaborative arrangements, if obtainable, to fund our operations. If we exhaust our cash reserves and are unable to realize adequate financing, we may be unable to meet operating obligations and be required to initiate bankruptcy proceedings. Our existing capital resources may not be sufficient to fund our operations beyond 2006. These conditions raise doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We intend to pursue opportunities to obtain additional financing in the future through equity and debt financings, grants and collaborative research arrangements. The source, timing and availability of any future financing will depend principally upon market conditions, interest rates and, more specifically, on our progress in our exploratory, preclinical and future clinical development programs. Funding may not be available when needed - at all or on terms acceptable to us. Lack of necessary funds may require us to delay, scale back or eliminate some or all of our research and product development programs and/or our capital expenditures or to license our potential products or technologies to third parties.

THE FDA MAY FAIL TO APPROVE OUR INVESTIGATIONAL NEW DRUG APPLICATION FOR OUR PROPOSED PHASE I CLINICAL TRIAL OF OUR PROPRIETARY NEURAL CELL THERAPY PRODUCT IN BATTEN DISEASE, AND THE INSTITUTIONAL REVIEW BOARD (IRB) AT THE CLINICAL SITE MAY FAIL TO APPROVE THE CLINICAL PROTOCOL FOR THE TRIAL.

We filed our first Investigational New Drug, or IND, application to the U.S. Food and Drug Administration (FDA) in late December, 2004, for our proposed Phase I clinical trial of our proprietary neural cell therapy product - HuCNS SC
- in Batten disease. The FDA has informed us that it has suggestions and questions related to the proposed trial that require additional information and has placed our proposed trial on hold. We cannot be certain whether the FDA will remove the clinical hold on the Company's proposed initial clinical trial and permit the Company to proceed to clinical testing despite the novel and unproven nature of our technology. We may not be able to satisfy the FDA's concerns without conducting extensive and time consuming additional preclinical studies, if at all. Even if approved, our clinical trial could be substantially delayed beyond its expected dates. In addition to requiring FDA approval, the trial cannot go forward until the IRB of the trial site has approved the proposed clinical protocol. The IRB for

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Stanford University, the proposed site of the trial, has not yet acted on the protocol. Should it fail to approve the trial, or require modifications to the protocol that are not acceptable to the Company, the Company would need to find another trial site.

OUR TECHNOLOGY IS AT AN EARLY STAGE OF DISCOVERY AND DEVELOPMENT, AND WE MAY FAIL TO DEVELOP ANY COMMERCIALLY ACCEPTABLE PRODUCTS.

We have yet to develop any products. Our stem cell technology is still at the discovery phase for the liver and pancreas stem cells and, while we have filed an IND with respect to our human neural (brain) stem cells, the U.S. Food and Drug Administration (FDA) has placed a clinical hold on our proposed clinical trial pending the Company's response to its concerns. We may fail to discover the stem cells we are seeking, to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products. Any product using stem cell technology may fail to:

      -     survive and persist in the desired location;

      -     provide the intended therapeutic benefits;

      -     properly integrate into existing tissue in the desired manner; or

      - achieve therapeutic benefits equal to or better than the standard of treatment at the time of testing.

In addition, our products may cause undesirable side effects. Results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. If regulatory authorities do not approve our products or if we fail to maintain regulatory compliance, we would have limited ability to commercialize our products, and our business and results of operations would be harmed. Furthermore, because stem cells are a new form of therapy, the marketplace may not accept any products we may develop. If we do succeed in developing products, we will face many potential obstacles such as the need to obtain regulatory approvals and to develop or obtain manufacturing, marketing and distribution capabilities. In addition, we will face substantial additional risks such as product liability claims.

Moreover, because our cell therapy treatments will be derived from tissue of individuals other than the patient (that is, they will be "non-self" or "allogeneic" transplant products), patients will require the use of immunosuppressive drugs such as cyclosporine, FK506, or others to prevent rejection of the cells. While immunosuppression is now standard in connection with allogeneic transplants of various kinds, long-term maintenance on immunosuppressive drugs can produce complications that include infection, cancer, cardiovascular disease, renal dysfunction and other side effects depending upon which immunosuppressive regimen is employed. Immunosuppression has not been tested with our therapies since we have not yet conducted any clinical trials.

As noted above, we filed an IND with the FDA earlier this year which is currently on clinical hold. Before we are permitted to move forward, as part of the IND process, the FDA will need to be satisfied that the cell bank to be used in these trials qualifies as a suitable source of the cells for the proposed clinical trial, and that the pre-clinical safety testing (i.e., pharmacology and toxicology studies) we conducted in various animal models is adequate. We must also obtain the approval of the internal review board at the medical institution where the clinical trial would be conducted. We may not be able to satisfy all of the requirements to move the Batten disease program into clinical trials, which could have a material adverse effect on our product development timeline.

WE HAVE PAYMENT OBLIGATIONS RESULTING FROM REAL PROPERTY OWNED OR LEASED BY US IN RHODE ISLAND, WHICH DIVERTS FUNDING FROM OUR STEM CELL RESEARCH AND DEVELOPMENT.

Prior to our reorganization in 1999 and the consolidation of our business in California, we carried out our former encapsulated cell therapy programs in Lincoln, Rhode Island, where we also had our administrative offices. Although we have vacated the Rhode Island facilities, we remain obligated to make on average, lease payments and payments for operating costs of approximately $1,450,000 per year before sub-tenant rent income for our former science and administrative facility, which we have leased through June 30, 2013, and debt service payments and payments for operating costs of approximately $500,000 per year for our former encapsulated cell therapy pilot manufacturing facility, which we own. We have currently subleased a portion of the science and administrative facility, and are

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seeking to sublease the remaining portion, but we cannot be sure that we will be able to keep any part of the facility subleased for the duration of our obligation. We have currently subleased the entire pilot manufacturing facility to a privately-held biotechnology company, but may not be able to sublease or sell the facility in the future once the current sublease agreements expire. These continuing costs significantly reduce our cash resources and adversely affect our ability to fund further development of our stem cell technology. In addition, changes in real estate market conditions and assumptions regarding the length of time it may take us to either fully sublease, assign or sell our remaining interest in the our former research facility in Rhode Island may have a significant impact on and cause large variations in our quarter to quarter results of operations. In 1999, in connection with exiting our former research facility in Rhode Island, we created a reserve for the estimated lease payments and operating expenses related to it. The reserve has been re-evaluated and adjusted based on assumptions relevant to real estate market conditions and the estimated time until we could either fully sublease, assign or sell our remaining interests in the property. At December 31, 2004, the reserve was $5,528,000. In 2004, we incurred $1,152,000 in operating expenses net of sub-tenant income for this facility. In 2004 and 2003 respectively, we incurred $1,152,000 and $984,000 in lease payments and operating expenses net of subtenant income for this facility. Expenses for this facility will fluctuate based on changes in tenant occupancy rates and other operating expenses related to the lease. Even though it is our intent to sublease, assign, sell or otherwise divest ourselves of our interests in the facility at the earliest possible time, we cannot determine with certainty a fixed date by which such events will occur. In light of this uncertainty, based on estimates, we will periodically re-evaluate and adjust the reserve, as necessary.

WE MAY NEED BUT FAIL TO OBTAIN PARTNERS TO SUPPORT OUR STEM CELL DEVELOPMENT EFFORTS AND TO COMMERCIALIZE OUR TECHNOLOGY.

Equity and debt financings alone may not be sufficient to fund the cost of developing our stem cell technologies, and we may need to rely on our ability to reach partnering arrangements to provide financial support for our stem cell discovery and development efforts. In addition, in order to successfully develop and commercialize our technology, we may need to enter into a wide variety of arrangements with corporate sponsors, pharmaceutical companies, universities, research groups and others. While we have engaged, and expect to continue to engage, in discussions regarding such arrangements, we have not reached any agreement, and we may fail to obtain any such agreement on terms acceptable to us. Even if we enter into these arrangements, we may not be able to satisfy our obligations under them or renew or replace them after their original terms expire. Furthermore, these arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, may require us to issue securities to our collaborators or may contain other terms that are burdensome to us. If any of our collaborators terminates its relationship with us or fails to perform its obligations in a timely manner, the development or commercialization of our technology and potential products may be adversely affected.

WE HAVE A HISTORY OF OPERATING LOSSES, AND WE MAY FAIL TO OBTAIN REVENUES OR BECOME PROFITABLE.

We expect to continue to incur substantial operating losses in the future in order to conduct our research and development activities, and, if those activities are successful, to fund clinical trials and other expenses. These expenses include the cost of acquiring technology, product testing, acquiring regulatory approvals, establishing production, marketing, sales and distribution programs and administrative expenses. We have not earned any revenues from sales of any product. All of our past revenues have been derived from, and any revenues we may obtain for the foreseeable future are expected to be derived from, cooperative agreements, research grants, investments and interest on invested capital. We currently have no cooperative agreements, we have only one current research grant for our stem cell technology, and we may not obtain any such agreements or additional grants in the future or receive any revenues from them.

IF WE ARE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY RIGHTS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE HARMED.

We own or license a number of patents and pending patent applications related to various stem and progenitor cells and methods of deriving and using them, including human neural stem cell cultures. Patent protection for products such as those we propose to develop is highly uncertain and involves complex and continually evolving factual and legal questions. The governmental authorities that consider patent applications can deny or significantly reduce the patent coverage requested in an application before or after issuing the patent. Consequently, we do not know whether any of our pending applications will result in the issuance of patents, if any existing or future patents will provide sufficient protection or significant commercial advantage or if others will circumvent these patents. We cannot be

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certain that we were the first to discover the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions because patent applications are secret until they are published, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Patents may not issue from our pending or future patent applications or, if issued, may not be of commercial benefit to us. In addition, our patents may not afford us adequate protection from competing products. Third parties may challenge our patents or governmental authorities may declare them invalid. In the event that a third party has also filed a patent application relating to inventions claimed in our patent applications, we may have to participate in proceedings to determine priority of invention. This could result in substantial uncertainties and cost for us, even if the eventual outcome is favorable to us, and the outcome might not be favorable to us. Even if a patent issues, a court could decide that the patent was issued invalidly. Further, patents issue for a limited term, and our patents may expire before we utilize them profitably. Under the procedures of the European Patent Office, third parties may oppose our issued European patents during the relevant opposition period. Such oppositions could result in substantial uncertainties and cost for us, even if the eventual outcome is favorable to us, and the outcome might not be favorable to us. One party has opposed two of our granted European patents. While we are confident in our position, there is no guarantee that we will prevail. If we are unsuccessful in our defense of the opposed patents, all claimed rights in the opposed patents will be lost in Europe.

Proprietary trade secrets and unpatented know-how are also important to our research and development activities. We cannot be certain that others will not independently develop the same or similar technologies on their own or gain access to our trade secrets or disclose such technology or that we will be able to meaningfully protect our trade secrets and unpatented know-how. We require our employees, consultants, and significant scientific collaborators and sponsored researchers to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. These agreements may, however, fail to provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of such information or technology.

IF OTHERS ARE FIRST TO DISCOVER AND PATENT THE STEM CELLS WE ARE SEEKING TO DISCOVER, WE COULD BE BLOCKED FROM FURTHER WORK ON THOSE STEM CELLS.

Because the first person or entity to discover and obtain a valid patent to a particular stem or progenitor cell may effectively block all others, it will be important for us or our collaborators to be the first to discover any stem cell that we are seeking to discover. Failure to be the first could prevent us from commercializing all of our research and development affected by that patent.

IF WE ARE UNABLE TO OBTAIN NECESSARY LICENSES TO THIRD-PARTY PATENTS AND OTHER RIGHTS, WE MAY NOT BE ABLE TO COMMERCIALLY DEVELOP OUR EXPECTED PRODUCTS.

A number of pharmaceutical, biotechnology and other companies, universities and research institutions have filed patent applications or have received patents relating to cell therapy, stem cells and other technologies potentially relevant to or necessary for our expected products. We cannot predict which, if any, of the applications will issue as patents. If third party patents or patent applications contain valid claims that our technology infringes upon their technology, we may be unable to obtain licenses to these patents at a reasonable cost, if at all, and may also be unable to develop or obtain alternative technology. If we are unable to obtain such licenses at a reasonable cost, our business could be significantly harmed. We have obtained rights from universities and research institutions to technologies, processes and compounds that we believe may be important to the development of our products. These licensors, however, may cancel our licenses or convert them to non-exclusive licenses if we fail to use the relevant technology or otherwise breach these agreements. Loss of these licenses could expose us to the risks of third-party patents and/or technology. We can give no assurance that any of these licenses will provide effective protection against our competitors.

WE COMPETE WITH COMPANIES THAT HAVE SIGNIFICANT ADVANTAGES OVER US.

The market for therapeutic products to treat diseases of, or injuries to, the central nervous system (CNS) is large, and competition is intense. The majority of the products currently on the market or in development are small molecule pharmaceutical compounds. Many of the world's pharmaceutical companies, including Merck, Pfizer, Abbott, Bristol-Myers Squibb, Novartis and GlaxoSmithKline, have made significant commitments to the CNS field. Any cell-based therapy to treat diseases of, or injuries to, the CNS is likely to face intense competition from the small molecule sector. In addition, a number of biotechnology companies with resources far greater than ours may also

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emerge as competitors. These include Genzyme, Amgen, Cephalon, Transkaryotic
Therapies, BioMarin, Celgene, Biogen, and Titan Pharmaceuticals. Finally, we also expect to compete with smaller biotechnology companies, some of which are privately owned, such as Neuralstem, Geron, NeuroNova, ReNeuron, ES Cell International, and CellFactors/Diacrin.

We believe that our human neural stem cells may have application to many or most of the Lysosomal Storage Diseases ("LSDs") with CNS involvement. We have submitted our first IND for Batten Disease, which is one of the LSDs that affect the CNS; that IND is currently on clinical hold, and we have no assurance as to when or whether the FDA will release the hold and permit the clinical trial to begin. There are, so far as we know, no approved therapies for Batten's or any of the other CNS-specific LSDs, but other companies, including Genzyme, BioMarin, and Transkaryotic Therapies, have products approved to treat peripheral aspects of some of the other LSDs, and other products are in clinical trials.

In the field of diabetes, a number of major companies currently market products for the treatment of diabetes and are also engaged in the research and development of new therapies. Such companies include Eli Lilly, Novo Nordisk, J&J, Amylin, Serono. Consequently, should we successfully develop a cell-based therapy for diabetes, we would expect to face severe competition from these and similar companies.

In the liver field, there are no broad-based therapies for the treatment of liver disease at present. The primary therapy is liver transplantation, which is limited by the availability of matched donor organs. Liver-assist devices, when and if they become available, could also be used to help patients while they await suitably matched organs for transplantation.

DEVELOPMENT OF OUR TECHNOLOGY IS SUBJECT TO AND RESTRICTED BY EXTENSIVE GOVERNMENT REGULATION, WHICH COULD IMPEDE OUR BUSINESS.

Our research and development efforts, as well as any future clinical trials, and the manufacturing and marketing of any products we may develop, will be subject to and restricted by extensive regulation by governmental authorities in the United States and other countries. The process of obtaining U.S. Food and Drug Administration and other necessary regulatory approvals is lengthy, expensive and uncertain. We or our collaborators may fail to obtain the necessary approvals to commence or continue clinical testing or to manufacture or market our potential products in reasonable time frames, if at all. In addition, the U.S. Congress and other legislative bodies may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which we operate or the development of any products we may develop.

We base our research and development on the use of human stem and progenitor cells obtained from fetal tissue. The federal and state governments and other jurisdictions impose restrictions on the use of fetal tissue. These restrictions change from time to time and may become more onerous. Additionally, we may not be able to identify or develop reliable sources for the cells necessary for our potential products - that is, sources that follow all state and federal guidelines for cell procurement. Further, we may not be able to obtain such cells in the quantity or quality sufficient to satisfy the commercial requirements of our potential products. As a result, we may be unable to develop or produce our products in a profitable manner.

Although we do not use embryonic stem cells, government regulation and threatened regulation of embryonic tissue may lead top researchers to leave the field of stem cell research, or the country, in order to assure that their careers will not be impeded by restrictions on their work. Similarly, these factors may induce the best graduate students to choose other fields less vulnerable to changes in regulatory oversight, thus exacerbating the risk, discussed below, that we may not be able to attract and retain the scientific personnel we need in face of the competition among pharmaceutical, biotechnology and health care companies, universities and research institutions for what may become a shrinking class of qualified individuals. In addition, we cannot assure you that constraints on the use of embryonic stem cells will not be extended to use of fetal stem cells. Moreover, it is possible that concerns regarding research using embryonic stem cells will impact our ability to attract collaborators and investors and our stock price.

We may apply for status under the Orphan Drug Act for some of our therapies to gain a seven-year period of marketing exclusivity for those therapies. The U.S. Congress in the past has considered, and in the future again may consider, legislation that would restrict the extent and duration of the market exclusivity of an orphan drug. If enacted, such legislation could prevent us from obtaining some or all of the benefits of the existing statute even if we were to apply for and be granted orphan drug status with respect to a potential product.

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WE ARE DEPENDENT ON THE SERVICES OF KEY PERSONNEL.

We are highly dependent on the principal members of our management and scientific staff and some of our outside consultants, including the members of our scientific advisory board, our chief executive officer, our vice presidents and the directors of our neural stem cell and liver stem cell programs. Although we have entered into employment agreements with some of these individuals, they may terminate their agreements at any time. In addition, our operations are dependent upon our ability to attract and retain additional qualified scientific and management personnel. We may not be able to attract and retain the personnel we need on acceptable terms given the competition for experienced personnel among pharmaceutical, biotechnology and health care companies, universities and research institutions.

WE NEED TO IMPROVE OUR FINANCIAL CONTROL PROCEDURES.

Management's Annual Report on Internal Controls Over Financial Reporting found deficiencies in the operating effectiveness of its internal controls over financial reporting that collectively constitute significant deficiencies and a material weakness under standards established by the American Institute of Certified Public Accountants, resulting in more than a remote likelihood that a material misstatement of the annual or interim financial statements of the Company will not be prevented or detected. In the opinion of Grant Thornton LLP, the Company's independent auditors, Management's assessment that that StemCells Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects. It is also the opinion of Grant Thornton that because of the effect of the material weakness identified by management (i.e., instances where both the preparation and review of general journal entries were performed by the same individual) on the achievement of the objectives of the control criteria, StemCells Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company has already taken remedial steps, and will continue its on-going evaluation of internal controls and attempts to improve its internal controls over financial reporting as necessary to assure their effectiveness, but there can be no assurance that it will succeed or that other deficiencies will not be identified.

SINCE HEALTH CARE INSURERS AND OTHER ORGANIZATIONS MAY NOT PAY FOR OUR PRODUCTS OR MAY IMPOSE LIMITS ON REIMBURSEMENTS, OUR ABILITY TO BECOME PROFITABLE COULD BE REDUCED.

In both domestic and foreign markets, sales of potential products are likely to depend in part upon the availability and amounts of reimbursement from third party health care payor organizations, including government agencies, private health care insurers and other health care payors, such as health maintenance organizations and self-insured employee plans. There is considerable pressure to reduce the cost of therapeutic products, and government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the U.S. Food and Drug Administration has not granted marketing approval. Significant uncertainty exists as to the reimbursement status of newly approved health care products or novel therapies such as ours. We can give no assurance that reimbursement will be provided by such payors at all or without substantial delay or, if such reimbursement is provided, that the approved reimbursement amounts will be sufficient to enable us to sell products we develop on a profitable basis. Changes in reimbursement policies could also adversely affect the willingness of pharmaceutical companies to collaborate with us on the development of our stem cell technology. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. We also expect that there will continue to be a number of federal and state proposals to implement government control over health care costs. Efforts at health care reform are likely to continue in future legislative sessions. We do not know what legislative proposals federal or state governments will adopt or what actions federal, state or private payers for health care goods and services may take in response to health care reform proposals or legislation. We cannot predict the effect government control and other health care reforms may have on our business.

WE HAVE LIMITED LIQUIDITY AND CAPITAL RESOURCES AND MAY NOT OBTAIN THE SIGNIFICANT CAPITAL RESOURCES WE WILL NEED TO SUSTAIN OUR RESEARCH AND DEVELOPMENT EFFORTS.

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We have limited liquidity and capital resources and must obtain substantial additional capital to support our research and development programs, for acquisition of technology and intellectual property rights and, to the extent we decide to undertake these activities ourselves, for pre-clinical and clinical testing of our anticipated products, pursuit of regulatory approvals, establishment of production capabilities, establishment of marketing and sales capabilities and distribution channels, and general administrative expenses. If we do not obtain the necessary capital resources, we may have to delay, reduce or eliminate some or all of our research and development programs or license our technology or any potential products to third parties rather than commercialize them ourselves. We intend to pursue our needed capital resources through equity and debt financings, corporate alliances, grants and collaborative research arrangements. We may fail to obtain the necessary capital resources from any such sources when needed or on terms acceptable to us. Our ability to complete successfully any such arrangements will depend upon market conditions and, more specifically, on continued progress in our research and development efforts.

                     RISKS RELATED TO THE SECURITIES MARKET

OUR STOCK PRICE HAS BEEN, AND WILL LIKELY CONTINUE TO BE, HIGHLY VOLATILE, WHICH MAY NEGATIVELY AFFECT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE.

The market price of our stock has been and is likely to continue to be highly volatile due to the risks and uncertainties described in this section of the prospectus, as well as other factors, including:

      -     our ability to develop and test our technology;

      -     our ability to patent or obtain licenses to necessary technology;

      - conditions and publicity regarding the industry in which we operate, as well as the specific areas our product candidates seek to address;

      -     competition in our industry;

      - price and volume fluctuations in the stock market at large that are unrelated to our operating performance; and

      - comments by securities analysts, or our failure to meet market expectations.

Over the two-year period ended December 31, 2004, the closing price of our common stock as reported on the Nasdaq SmallCap Market ranged from a high of $4.48 to a low of $.66. As a result of this volatility, your investment in our stock is subject to substantial risk. Furthermore, the volatility of our stock price could negatively impact our ability to raise capital in the future.

WE ARE CONTRACTUALLY OBLIGATED TO ISSUE SHARES IN THE FUTURE, DILUTING YOUR INTEREST IN US.

As of December 31, 2004, there were outstanding and exercisable warrants to purchase 5,490,285 shares of our common stock, at a weighted average exercise price of $2.08 per share. As of December 31, 2004, there were also outstanding and exercisable options to purchase 6,682,201 shares of our common stock, at a weighted average exercise price of $2.67 per share. Moreover, we expect to issue additional options to purchase shares of our common stock to compensate employees, consultants and directors, and may issue additional shares to raise capital, to acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of the purchasers of the securities being sold in this offering.